Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Eva Medtec, Inc.
6300 W. Old Shakopee Road, Ste 140
Bloomington, MN 55438
http://evamedtec.com

Up to $1,234,999.91 in Common Stock at $1.49
Minimum Target Amount: $9,999.39

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Eva Medtec, Inc.
Address: 6300 W. Old Shakopee Road, Ste 140, Bloomington, MN 55438
State of Incorporation: MN
Date Incorporated: July 07, 2016

Terms:

Equity

Offering Minimum: $9,999.39 | 6,711 shares of Common Stock
Offering Maximum: $1,234,999.91 | 828,859 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.49
Minimum Investment Amount (per investor): $299.49

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends & Family Bonus

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$700

Invest $700 and receive 2% bonus shares.

$1,500+ | Tier 1

Invest $1,500 and receive 4% bonus shares.

$5,000+ | Tier 2

Invest $5,000 and receive 7% bonus shares + a Neuroglide + 30-minute call with CEO or Founder (expert in Lymphedema & MLD)

$10,000+ | Tier 3

Invest $10,000 and receive 15% bonus shares + a Neuroglide + 30-minute call with CEO or Founder (expert in Lymphedema & MLD)

$25,000+ | Tier 4

Invest $25,000 and receive 20% bonus shares + a Neuroglide + 30-minute call with CEO or Founder (expert in Lymphedema & MLD)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Eva Medtec, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.20/share, you will receive 10 additional shares of Non-Voting Common Stock, meaning you'll own 110 shares for $320. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Eva Medtec, Inc. ("Eva Medtec" or the "Company"). Sleep, pain, anxiety, and recovery are all huge industries that have big issues to solve. Eva Medtec addresses these issues by being the creator of Neuroglide, a system of automated therapy devices which are Class II FDA-cleared for OTC sales focused on pain and circulation.

Specifically the lymphatic system. The Company has plans to release a knee, lower leg, lumbar and cranial device in the near future. Eva Medtec has made over $100,000 in sales. We currently sell the device to practitioners and patients through word of mouth and the internet. We are working on reimbursement for patients of up to $8,500 per device. We look to sell into the workers' compensation, veteran administration, and physician markets. We are a way to automate manual lymphatic drainage. The device works by stimulating the lymphatic system.

The Company was founded on March 26, 2012, as Diva Medtec, LLC, a Minnesota limited liability company before changing its name to Eva Medtec, LLC on March 4, 2015. The Company then converted to a C-corporation under Minnesota law on July 7, 2016, as Eva Medtec, Inc.

Competitors and Industry

Competitors

We automate "MLD", or manual lymphatic drainage. We help with pain, sleep, anxiety, and recovery for athletes. We compete against opioids and NSAIDs and we are not aware of another competitor that offers products similar to ours.

Industry

The pain and circulation industries are both huge industries. We also play in the sleep and recovery industries, including the reduction of anxiety. In our experience, there also seems to be a lot of social media attention regarding MLD (manual lymphatic drainage) at this time.

In recent years, more medical and therapeutic professionals have begun to recognize the body's lymphatic system as having an important impact on overall health and wellness. Increased lymph circulation is linked to improved immune function, as well as reduction of swelling, congestion, and inflammation. However, because MLD therapy is an advanced modality available only through a handful of certified professional practitioners, most people aren't able to access lymphatic therapy as often as needed for it to be truly effective.

https://health.usnews.com/wellness/articles/lymphatic-drainage-massage

Current Stage and Roadmap

Current Stage

We are going after huge markets including pain and sleep. Utility patent granted, FDA clearance, and commercialization of the final optimized product. In order to introduce the Neuroglide™ to the commercial market, Eva Medtec has obtained Class II FDA clearance for pain relief and increased circulation, as well as utility patent status for our proprietary technology. With these proof-positive elements in place, the company has been able to generate our first $100K in sales earlier this year.

Future Roadmap

Lymphatic circulation is a big issue that many people are unaware of due to a lack of education. The Company has plans to release a knee, lower leg, lumbar and cranial device in the near future. We are looking to help the body maximize its lymphatic system. MLD is a very time-consuming procedure. The Company is in the process of conducting a NIRFLI Study at the University of Texas-Houson. Eva Medtec has identified several key salespeople it is looking to hire. The Company is in the process of entering both the Workers' Compensation and Veteran Administration markets and then eventually focusing on the direct-to-consumer marketplace.

The Team

Officers and Directors

Name: John Foster Dinusson

John Foster Dinusson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July, 2022 - Present
  Responsibilities: Responsible for the general active management of the company's business, carrying out all orders and resolutions of the board of directors, and performing other duties as prescribed by the board of directors. A $150,000 executive salary has been approved by the board of directors however John is currently deferring this salary until financing of approximately $250,000 is secured to maintain the growth of the company.

- **Position:** Board Director

Dates of Service: September, 2022 - Present
Responsibilities: Provide leadership and oversight so the organization can reach its goals and achieve its mission.

Other business experience in the past three years:

- **Employer:** Subiomed
  Title: Interim CEO and President
  Dates of Service: May, 2022 - July, 2022
  Responsibilities: Interim CEO and President

Other business experience in the past three years:

- **Employer:** OrthoCor Medical, Inc
  Title: Founder, CEO & President
  Dates of Service: July, 2007 - September, 2021
  Responsibilities: Founder, CEO & President

Other business experience in the past three years:

- **Employer:** University of Minnesota
  Title: Adjunct Faculty
  Dates of Service: August, 2016 - June, 2020
  Responsibilities: Planning and creating lectures, in-class discussions, and assignments.

Name: Irene Ann Waldridge

Irene Ann Waldridge 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder/CTO
  Dates of Service: July, 2016 - Present
  Responsibilities: Inventor of the Neuroglide system, product research and development. Not given a salary.

- **Position:** Chairman of the Board
  Dates of Service: July, 2016 - Present
  Responsibilities: Provide leadership and oversight so the organization can reach its goals and achieve its mission.

Name: Toni May Hastings

Toni May Hastings's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** VP of Administration
  Dates of Service: April, 2017 - Present
  Responsibilities: Operational Administration of Quality Systems, Manufacturing and business office. Not given a salary.

Name: David Edward Rupp

David Edward Rupp's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Marketing
  Dates of Service: November, 2019 - Present
  Responsibilities: Support the CEO and Founder with marketing materials and give investment pitches as needed. Not given a salary.

- **Position:** Board Director
  Dates of Service: November, 2019 - Present
  Responsibilities: Provide leadership and oversight so the organization can reach its goals and achieve its mission.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign

page.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Eva Medtec was formed on 07 07, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eva Medtec has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 4 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of

enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The CEO of the Company was involved in prior litigation while serving on the board of

directors of a prior business
John Dinusson, CEO of Eva Medtec, Inc., previously served as President of an unrelated company that was named as a co-defendant in a patent infringement claim in 2019. The claim was dismissed with prejudice in 2020 and John is no longer involved with that unrelated company. While this specific claim was dismissed as unmeritorious and litigation in this industry is common, investing in a company whose CEO has a history of litigation may pose a risk to your investment.

The Chief Executive Officer does not currently receive a salary for his role with the Company
Eva Medtec is a developing company that does not currently generate consistent revenue. Accordingly, the CEO of Eva Medtec (John Dinusson) does not currently receive a salary for his work. Although a $150,000 executive salary has been approved by the board of directors, John is currently deferring this salary until financing of approximately $250,000 is secured in order to maintain the growth of the Company. Although he has chosen to defer this compensation amount, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Irene A. Waldridge and Robert O. Waldridge as Trustees of the Irene A. Waldridge Revocable Trust	4,682,667	Common Stock	52.77%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 828,859 of Common Stock.

Common Stock

The amount of security authorized is 50,000,000 with a total of 8,860,400 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 195,624 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 1,264,493 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Dissenters' Rights Prohibition. A shareholder's right to dissent from or obtain payment for the fair value of the shareholder's shares are limited to the fullest extent permitted by Minnesota law. Pursuant to relevant Minnesota statutes, a shareholder will have no right to dissent from, and obtain payment for the fair value of the shareholder's shares in the event of an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it: (1) alters or abolishes a preferential right of the shares; (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares; (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares; or (4) excludes or limits the right of a shareholder to vote on a matter or to accumulate votes.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $745,000.00
  Number of Securities Sold: 745,000
  Use of proceeds: Research & Development, General Operations, FDA and regulatory electrical testing, inventory, manufacturing set up.
  Date: March 02, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $125,500.00
  Number of Securities Sold: 83,667
  Use of proceeds: Inventory, Manufacturing, General operating expenses
  Date: June 01, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $144,100.00
  Number of Securities Sold: 96,066
  Use of proceeds: General Operations, Manufacturing and Inventory
  Date: January 01, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2020 was $0 compared to $68,149 in fiscal year 2021. The Company received FDA Clearance in 2021.

Cost of sales

Cost of Sales for fiscal year 2020 was $0 compared to $75,458 in fiscal year 2021. The Company did not start selling products until 2021.

Gross margins

Gross margins for fiscal year 2020 were $0 compared to $(7,308) in fiscal year 2021. The Company did not start selling products until 2021.

Expenses

Expenses for fiscal year 2020 were $802,035 compared to $914,452 in fiscal year 2021. In 2021 the Company had marketing expenses incurred to build an e-commerce website and increased expenses due to regulatory and production costs.

Historical results and cash flows:

The Company is currently in the production stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are in the process of hiring a sales force. Past cash was primarily generated through equity investments and word-of-mouth sales. Our goal is to make several key hires to the sales team and begin our sales efforts in the Workers' Compensation, Veteran Administration, Direct to Physician, and Direct to Consumer Markets.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2022, the Company has capital resources available in the form of a capital contribution of $234,000 with $150,000 on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the hiring of sales management, inventory, and clinical studies.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 60% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for several years. This is based on a current monthly burn rate of $15,000 for expenses related to rent, overhead, and general operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for several years. This is based on a current monthly burn rate of $30,000 for expenses including salaries, inventory, overhead, marketing, operations, and other expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

Currently, the Company has contemplated additional future sources of capital including commercial sales, additional equity financing, and Minnesota's SSBCI Growth Loan Fund.

Indebtedness

- **Creditor:** Promissory Note - Kenneth Jarvis
  Amount Owed: $50,000.00
  Interest Rate: 14.0%
  Maturity Date: April 16, 2023

- **Creditor:** Promissory Note - Irene and Robert Waldridge
  Amount Owed: $34,156.00
  Interest Rate: 2.59%
  Maturity Date: March 01, 2022

- **Creditor:** PPP Loan
  Amount Owed: $40,946.00
  Interest Rate: 1.0%

Related Party Transactions

- **Name of Entity:** Irene & Robert Waldridge
  Relationship to Company: Director
  Nature / amount of interest in the transaction: As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $1,712 and $8,720.
  Material Terms: As of March 01, 2017, the Company issued two promissory notes to two of its owners, Irene and Robert Waldridge, in the aggregate amount of $ 34,156.

Valuation

Pre-Money Valuation: $11,026,421.67

Valuation Details:

The Company determined its pre-money valuation based on its analysis of several factors, including the following:

Eva Medtec, Inc. is a C Corporation founded to address the expansive and rapidly growing need for pain and circulation relief. Eva Medtec received a Class II FDA clearance permitting over-the-counter treatment for pain and circulation. Additionally, the company has already been audited by the FDA with zero 483 observations. This clean FDA audit result and FDA Class II Clearance gives Eva Medtec immediate access to the extremely large markets of pain and circulation which includes the lymphatic system.

The Company's current product, Neuroglide, is commercially available. The Neuroglide is the first product of a planned product line that includes back/neck, knee, lower limb, lower back, and head medical devices. The Neuroglide treats pain and circulation issues for its patients by emulating manual lymphatic drainage or MLD. The MLD market is a proven large market where therapists charge up to $400 per session with patients typically needing to engage their therapist multiple times a week for full benefit. Patients can now use Neuroglide to either supplement or replace a component of this treatment from their own homes. The Neuroglide also helps the much larger patient population of people suffering from pain and circulation issues.

Eva Medtec recently received a utility patent related to the Neuroglide from the United States Patent Office (Patent # 11,090,216). Additionally, there are two additional continuations in process (CIP) applications that are expected to become two additional utility patents in the near future. Eva Medtec intends to subsequently patent similar devices for the other body parts.

Eva Medtec is founded by Irene Waldridge who previously founded the market's leading lymphedema company, Tactile Medical. Tactile is publicly traded (TCMD) that at one point achieved a valuation in excess of $1 billion and is currently generating more than $200 million in sales. President and CEO of Eva Medtec, John Dinusson, previously held the same roles at OrthoCor Medical which was subsequently acquired by Caerus Corporation.

Eva Medtec has raised $3.8 million dollars of equity capital and is actively ramping up its commercial sales.

There are currently 7,400,283 undiluted Common Stock shares outstanding, which when multiplied by the price per share of $1.49, produces a pre-money valuation of $11,026,421.67.

Based on its evaluation of the above, the Company believes its pre-money valuation of $11,026,421.67 is reasonable and accurate.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.39 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

5.5%

- *Operations*
  94.5%
  StartEngine Fees.

If we raise the over allotment amount of $1,234,999.91, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  50.0%
  We will use 50% of the funds to hire key personnel for daily operations, including the following roles: CEO, CTO, VP of Sales and VP of Operations. Wages to be commensurate with training, experience and position.

- *Inventory*
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Neuroglide for continued sales.

- *Working Capital*
  20.0%
  We will use 20% of the funds for working capital to cover expenses for the continued as well as ongoing day-to-day operations of the Company.

- *Clinical Studies*
  4.5%
  We are in the process of doing a NIRFLI study at the University of Texas and are in discussion to do an additional study at the Foldi Institute in Germany.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://evamedtec.com (evamedtec.com/annual-report.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/evamedtec

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Eva Medtec, Inc.

[See attached]

EVA MEDTEC. INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Eva Medtec, Inc.
Bloomington, Minnesota

We have reviewed the accompanying financial statements of Eva Medtec, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 27, 2022
Los Angeles, California

EVA MEDTEC INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	20,486	$	253,766
Inventory		226,759		66,120
Prepaids and Other Current Assets		36,123		36,504
Total Current Assets		**283,368**		**356,390**
Property and Equipment, net		172,338		227,953
Intangible Assets		11,301		12,915
Security Deposit		6,500		6,500
Total Assets	**$**	**473,507**	**$**	**603,758**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	90,833	$	65,097
Credit Cards		36,087		20,934
Line of Credit		16,174		14,275
Current Portion of Loans and Notes		1,712		18,452
Shareholder Loan		-		-
Deferred Rent		165		165
Other Current Liabilities		2,183		1,931
Total Current Liabilities		**147,154**		**120,854**
Promissory Notes and Loans		50,000		31,214
Total Liabilities		**197,154**		**152,068**
STOCKHOLDERS EQUITY				
Common Stock		7,317		7,048
Additional Paid in Capital		4,414,520		3,705,028
Retained Earnings/(Accumulated Deficit)		(4,145,484)		(3,260,386)
Total Stockholders' Equity		**276,353**		**451,690**
Total Liabilities and Stockholders' Equity	**$**	**473,507**	**$**	**603,758**

See accompanying notes to financial statements.

EVA MEDTEC INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 68,149	$ -
Cost of Goods Sold	75,458	-
Gross profit	(7,308)	-
Operating expenses		
General and Administrative	786,101	666,414
Research and Development	31,593	135,621
Sales and Marketing	96,757	-
Total operating expenses	914,452	802,035
Operating Income/(Loss)	(921,760)	(802,035)
Interest Expense	3,967	15,418
Other Loss/(Income)	(40,630)	(22,609)
Income/(Loss) before provision for income taxes	(885,098)	(794,843)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (885,098)**	**$ (794,843)**

See accompanying notes to financial statements.

EVA MEDTEC INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	**4,835,550**	**$ 4,836**	**$ 1,306,449**	**$ (2,465,543)**	**$ (1,154,259)**
Conversion of bridge notes and line of credit to common	1,285,667	1,286	1,284,381		1,285,667
Issuance of Stock	927,000	927	926,003		926,930
Share-Based Compensation			188,195		188,195
Net income/(loss)				(794,843)	$ (794,843)
Balance—December 31, 2020	**7,048,217**	**7,048**	**3,705,028**	**$ (3,260,386)**	**$ 451,690**
Issuance of Stock	268,667	269	608,515		608,784
Share-Based Compensation			100,976		100,976
Net income/(loss)				(885,098)	(885,098)
Balance—December 31, 2021	**7,316,884**	**$ 7,317**	**$ 4,414,520**	**$ (4,145,484)**	**$ 276,353**

See accompanying notes to financial statements.

EVA MEDTEC INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(885,098)	$	(794,843)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		48,609		57,206
Amortization of Intangibles		1,614		1,614
Share-based Compensation		100,976		188,195
Changes in operating assets and liabilities:				
Inventory		(160,640)		(66,120)
Prepaids and Other Current Assets		381		(13,939)
Accounts Payable		25,737		(48,542)
Deferred Rent		-		(3,949)
Credit Cards		15,153		(10,312)
Other Current Liabilities		252		(25,921)
Net cash provided/(used) by operating activities		**(853,015)**		**(716,611)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		7,005		(21,486)
Proceeds from sale of equipment				12,700
Net cash provided/(used) in investing activities		**7,005**		**(8,786)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		608,784		926,930
Line of Credit		1,899		698
Borrowing on Promissory Notes and Loans		2,046		42,658
Net cash provided/(used) by financing activities		**612,729**		**970,286**
Change in Cash		(233,281)		244,889
Cash—beginning of year		253,766		8,878
Cash—end of year	**$**	**20,486**	**$**	**253,767**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,967	$	15,418
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		$ 1,285,667
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Eva Medtec, Inc. was incorporated on June 6, 2016 in the state of Minnesota. The financial statements of Eva Medtec Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Bloomington, Minnesota.

Eva Medtec Inc. is the creator of Neuroglide, a system of automated therapy devices which provide effective, convenient, and sustainable pain management solutions. Eva Medtec team has worked tirelessly to develop proprietary technology, fine-tune manufacturing techniques, and demonstrate their product's therapeutic efficacy under clinical settings. In 2021, Eva Medtec's flagship product, the Neuroglide Back/Neck Pad, was FDA-cleared for sale to consumers, validating what they already knew: that Neuroglide has enormous potential to improve the lives of those living with pain. Eva Medtec Inc manufactures in-house and sells the Neuroglide Back System online and through word of mouth to MLD therapists. The Company plans to sell its devices to The Workers Comp, VA and direct to physician markets both with direct sales representatives and distributors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2010, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $3,766 respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw goods, work in progress, and finished goods which are determined using an FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Software	3 years
Manufacturing Equipment	5 years
Furniture and Equipment	5-10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patents in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

Income Taxes

Eva Medtec is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company follows the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of clinically-validated pain relief and recovery device called Neuroglide to clinicians and final consumers.

Cost of sales

Costs of goods sold include the cost of material, cost of labor, vendor fees, distribution services, federal excise tax, freight, delivery, and other operations and manufacturing expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $96,757 and $0, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 27, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements.

The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Raw goods	183,149	66,120
Finished goods	25,810	-
Work in progres	17,800	-
Total Inventory	**$ 226,759**	**$ 66,120**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consists primarily of trade payables.

Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Tax Receivable	26,645	27,026
Prepaids	9,478	9,478
Total Prepaids and Other Current Assets	**$ 36,123**	**$ 36,504**

Other current liabilities consist of the following items:

As of Year Ended December 31,		2021		2020
Payroll Liabilities		1,963		1,931
Income Tax Payable		220		-
Total Other Current Liabilities	**$**	**2,183**	**$**	**1,931**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Software and Equipment	$	51,972	$	61,993
Manufacturing Equipment		262,905		259,889
Furniture and Equipment		14,468		14,468
Property and Equipment, at Cost		**329,345**		**336,350**
Accumulated depreciation		(157,007)		(108,397)
Property and Equipment, Net	**$**	**172,338**	**$**	**227,953**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $48,609 and $57,206, respectively.

6. INTANGIBLE ASSETS

As of December 31, 2021 and December 31, 2020, intangible assets consist of:

As of Year Ended December 31,		2021		2020
Patent	$	16,144	$	16,144
Intangible assets, at cost		**16,144**		**16,144**
Accumulated amortization		(4,843)		(3,229)
Intangible assets, Net	**$**	**11,301**	**$**	**12,915**

Entire intangible assets have been amortized. Amortization expenses for patents for the fiscal year ended December 31, 2021, and 2020 were in the amount of $1,614 and $1,614 respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

Period	Amortization Expense	
2022	$	1,614
2023		1,614
2024		1,614
2025		1,614
Thereafter		17,758
Total	**$**	**24,216**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Shares with par value $0.001. As of December 31, 2021, and December 31, 2020, 7,316,884 and 7,048,217 Common Shares, respectively, have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 6,500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2021
Expected life (years)	10.00
Risk-free interest rate	2.50%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2019	615,623	$ 0.00002	-
Granted	230,000	$ 0.00002	
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2020	845,623	$ 0.00002	7.15
Exercisable Options at December 31, 2020	845,623	$ 0.00002	7.15
Granted	278,470	$ 0.00002	
Execised	-	$ -	
Expired/Cancelled	248,000	$ -	
Outstanding at December 31, 2021	876,093	$ 0.00002	6.37
Exercisable Options at December 31, 2021	876,093	$ 0.00002	6.37

Stock option expenses for the years ended December 31, 2021 and December 31, 2020 were $90,070 and $188,195, respectively.

Warrants

A summary of the Company's warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2	-		
Granted	41,600	$ 0.00002	
Execised	-		
Expired/Cancelled	-		
Outstanding at December 31, 2	41,600	$ 0.00002	10.34
Exercisable Options at Decemb	41,600	$ 0.00002	10.34
Granted	197,691	$ 0.00002	
Execised	(83,667)	$ 0.00002	
Expired/Cancelled	-		
Outstanding at December 31, 2	155,624	$ 0.00002	9.34
Exercisable Options at Decemb	155,624	$ 0.00002	9.34

Warrant expense for the years ended December 31, 2021 and December 31, 2020 was $10,906 and $0, respectively.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Kenneth Jarvis	$ 50,000	14.00%	10/27/2021	4/16/2023	$ 1,167	$ 1,167	$ -	$ 50,000	$ 50,000	$ -	$ -	$ -	$ -	$ -
Promissory Note - Irene and Robert Waldridge	$ 34,156	2.59%	3/1/2017	3/1/2022	$ -	$ -	$ 1,712	$ -	$ 1,712	$ -		$ 7,008	$ 1,712	$ 8,720
PPP Loan	$ 40,946	1.00%	05/02/2020	Forgiven in full	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 11,444	$ 29,502	$ 40,946
Total					$ 1,167	$ 1,167	$ 1,712	$ 50,000	$ 51,712	$ -	$ -	$ 18,452	$ 31,214	$ 8,720

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 1,712
2023	50,000
2024	-
2025	-
2026	-
Thereafter	-
Total	**$ 51,712**

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (282,863)	$ (232,540)
Valuation Allowance	282,863	232,540
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (515,403)	$ (690,000)
Valuation Allowance	515,403	690,000
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,673,387, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,335,387. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

As of March 01, 2017, the Company issued two promissory notes to two of its owners, Irene and Robert Waldridge, in the aggregate amount of $ 34,156. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $1,712 and $8,720.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through October 27, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company raised $125,100 from the issuance of 83,399 Common Stock shares.

In 2022, the Company issued 40,000 warrants and 388,400 options from the 2016 Stock Options Plan.

The Company issued promissory notes in the aggregate amount of $72,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $820,815 an operating cash flow loss of $851,116, and liquid assets in cash of $20,486, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Eva Medtec is not live or open to the public at this moment.

Automated Lymphatic Therapy (ALT) Technology

INVEST IN EVA MEDTEC TODAY!

Eva Medtec is a medical technology enterprise that launched commercially in 2021 with its flagship product, the Neuroglide™, and has raised $3.7M to date.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


eva
MEDTEC
Lymphatic therapy at home

$0.00 Raised

REASONS TO INVEST

- The Neuroglide™ by Eva Medtec makes it possible for anyone to experience the benefits of automated lymphatic therapy with one simple, at-home system. The company's proprietary technology has received FDA-clearance for pain relief and increased circulation, which has numerous physical health benefits.
- By developing non-invasive solutions that can be accessed without the need for a prescription, Eva Medtec is targeting the $4B Pain Management Devices market, which is expected to reach more than $8.5B by 2030 (8.5% CAGR). With additional therapy attachments currently in development, Eva Medtec also plans to address the $18.6B Stress Management Market as well as the $30B+ Sleep Health Market as the company looks to expand the Neuroglide's FDA labeling.*
- At the helm of Eva Medtec's operations is a team of passionate founders with decades of combined medical and marketing experience seeking to continually evolve the company's product pipeline with new innovations for the med-tech market. All products developed by Eva Medtec are based on extensive in-field expertise and are made in the U.S. by a full, in-house manufacturer.

*Market information provided by Precedence Research, Globe Newswire, and McKinsey & Company (source, source, source)

THE PITCH

Eva Medtec is the creator and manufacturer of Neuroglide™, an over-the-counter, FDA-cleared medical device engineered to automate and emulate manual lymphatic drainage (MLD) therapy. Lymphatic fluid carries toxins and other debri from cells of the body. When this fluid builds up in the lymphatic vessels, the body can have a number of negative reactions, including swelling and discomfort. MLD therapy seeks to accelerate lymph flow and decongest the body's soft tissues of excess lymph, a practice with many associated health benefits – including pain management, improved rest, relaxation, and recovery.

Holistic Methodology Meets Modern Innovation

The **Neuroglide™** is a back and neck device that emulates the precise pressure profiles and principles of **manual lymphatic drainage** (MLD) therapy in order to make this highly-specialized modality **more available and accessible to all**.


Meet Neuroglide™
A back and neck device that emulates the precise pressure profiles and principles of manual lymphatic drainage (MLD)

The technology was developed with the expertise of a certified MLD therapist, Eva Medtec's Founder & CTO, Irene Waldridge. Irene previously founded a **publicly traded, market-leading lymphedema company**, Tactile Medical (NASDAQ: TCMD), which at one point held a $1.2B market cap.* Irene's experience practicing the techniques of MLD led her to witness its many health benefits firsthand. Because lymphatic therapy supports the body's immune and autonomic nervous systems, MLD treatment has **the potential to improve patient outcomes** in cases of acute pain, injury, chronic pain, and other chronic conditions.

*Eva Medtec's leadership experience is not a guarantee of future performance or success.

THE PROBLEM & OUR SOLUTION

Bringing Together Technique and Technology to Provide Therapeutic At-Home Care

In recent years, more medical and therapeutic professionals have begun to recognize the body's lymphatic system as having **an important impact** on overall health and wellness. **Increased lymph circulation** is linked to improved immune function, as well as reduction of swelling, congestion, and inflammation. However, because MLD therapy is an advanced modality available only through a handful of certified professional practitioners, **most people aren't able to access lymphatic therapy as often as needed** for it to be truly effective.


Manual Lymphatic Drainage
Weird name, remarkable health benefits.
Increased lymph circulation is associated with more efficient removal of toxins, reduction of swelling, and decreased congestion—all of which helps to make your body function better.


The Science
Neuroglide™ is a fully-automated device able to emulate the proper pressure, tempo, and mechanics needed to access the lymphatic system

(source)

Understanding this, Eva Medtec sought to develop **a fully-automated device** that can be used from the comfort of home, capable of producing benefits similar to receiving hands-on treatment. Utilizing an array of air channels that inflate and deflate in sequence, the Neuroglide™ is **able to emulate the proper pressure, tempo, and mechanics** needed to access the lymphatic system, promoting healthy flow of lymph throughout the entire body. This technology has been **cleared by the FDA for pain relief and increased circulation**, and is easy to use, anywhere, at any time.

THE MARKET & OUR TRACTION

Backed by Science and Built to Serve Multiple Market Verticals

In order to introduce the Neuroglide™ to the commercial market, **Eva Medtec has obtained Class II FDA clearance** for pain relief and increased circulation, **as well as utility patent status** for our proprietary technology. With these proof-positive elements in place, the company has been able to generate our first **$100K in sales**.


Obtained Class II FDA Clearance
Obtained Utility Patent Status
Generated First $100K in Sales
Future Therapy Devices in Development:
Knees, Lower Legs, Lumbar, and Head

In **pilot clinical patient trials**, users of Neuroglide™ reported reduced back and neck pain, more restorative and consistent sleep, improved athletic recovery, and reduced pain from fibromyalgia.

In pilot clinical patient trials, users of Neuroglide™ reported:

- Reduced Back and Neck Pain
- More Restorative, Consistent Sleep
- Improved Athletic Recovery
- Reduced Pain from Fibromyalgia

As Eva Medtec works to expand awareness and accessibility to MLD therapy, the company is equally as excited about the planned, **future therapy devices** currently in development. These devices are designed for use with specific body regions such as the **knee, lower legs, lumbar, and head**, and work with the Neuroglide's Controller Unit at launch. In addition to further developing the company's product line, Eva Medtec also plans to expand Neuroglide's FDA labeling into other benefit cases such as **improved sleep, stress reduction, and athletic recovery**.

WHY INVEST

Trusted Technology on Trend to Provide Positive Impact

As lymphatic therapies and MLD continue to generate a buzz in the medical sector as well as amongst A-list celebrities, such as Jennifer Aniston, the Kardashians, and Ariana Grande, Eva Medtec anticipates **a growing trend of consumers looking to experience its many health benefits for themselves**. Even so, because MLD remains a niche modality available only to a limited market, the company expects automated devices such as the Neuroglide™ have **great potential to be widely embraced by at-home consumers**.

With support from funding, Eva Medtec is poised for expansion and looks forward to offering an affordable, accessible solution that improves people's daily lives. **Be a part of Eva Medtec's mission by investing today!**



Better Health Through Innovation
Invest in a Eva Medtec's clinically-validated, pain relief and recovery device today!

Neuroglide™ is a Class II, over-the-counter FDA cleared medical device intended for the temporary relief of minor muscle aches and pains and for the temporary increase in circulation to the treated areas.

ABOUT

HEADQUARTERS	VALUATION
6300 W. Old Shakopee Road, Ste 140 Bloomington, MN 55438	**$11.03M**

Eva Medtec is a medical technology enterprise that launched commercially in 2021 with its flagship product, the Neuroglide™, and has raised $3.7M to date.

TEAM





John Foster Dinusson
President & CEO

John was the Founder and President of OrthoCor Medical, which was acquired by Caerus Crop. He brings over 25 years of leadership in diverse areas, including venture capital, finance and operations. John's primary experience was at Blumberg Capital, an early-stage venture capital firm that specializes in leading Seed and Series A rounds in syndication with angels, venture capital firms and strategic investors. John led Initiative Ventures where he worked with early stage Minnesota based ventures. He has worked with many successful start-up companies in obtaining financing and in their growth efforts. He currently works in an advisory capacity with several early stage companies.

Irene Anne Waldridge
Founder/CTO

Irene Waldridge, Founder & CTO. Irene Waldridge is a seasoned executive and entrepreneur with over 27 years inventing medical devices. She is the Founder of two companies, Tactile Medical and Eva Medtec. At Tactile Medical, Irene invented and developed the Flexitouch device for treating lymphedema and venous insufficiency. She has held a variety of executive positions, including CEO, Chairman of the Board and CTO. She is also the inventor of the FDA-cleared, OTC, Neuroglide™ Pain Relief and Recovery System to help patients with acute/chronic pain, and increase lymphatic circulation for the removal of harmful cellular waste from the body's soft tissues.





David Edward Rupp
VP of Marketing

Mr. Rupp spent 15+ years as a National Marketing Manager where he planned, created, and directed the department's strategic plan and oversaw planning and implementation of 5 national product lines that saw company wide sales more than triple in 4 years.

Toni May Hastings
VP of Administration

20 years of experience working with pain management clinics, and 5 years of experience with Class II medical devices, R&D and manufacturing/operations.







Mark Melin, MD
Medical Director

M. Mark Melin MD FACS RPVI FACCWS, is a surgeon and Medical Director of the M Health Wound Healing Institute (South Campus) and an Adjunct Associate Professor in the University of Minnesota Surgical Department. His interests and educational niches include management of lymphedema/lymphatic stasis in the wounded patient, the endothelial glycocalyx, adjunctive micronutrient and bionutrient application to wound care, diosmin Micronized Purified Flavonoid Fraction (MPFF), polygenic abnormality impact upon wound resolution, wound pH and biofilm management, and emerging technologies in wound products and wound technologies.

Dan Sipple, DO
Medical Advisor

Dr. Daniel Sipple is board certified in physical medicine and rehabilitation with sub-specialty board certification in pain medicine. He trained at the Rehabilitation Institute of Chicago, now the Shirley Ryan Ability Lab, the #1 rated rehabilitation hospital in US News and World Report over 20 years running. He served on faculty at Northwestern University Medical School while working at RIC's American Academy of Pain Medicine Center of Excellence. He subsequently practiced in Denver Colorado for two years, working along side former team physicians of the Denver Broncos and Colorado Rockies. Thereafter, at the Mayo Clinic in Eau Claire, Wisconsin via the Pain Clinic of NW Wisconsin. He served as the medical director the Health East Spine Center, and service line medical director over Neurosurgery, Behavioral Health, Pain and Spine for the health system. Dr. Sipple is the co-founder of InSitu Biologics, and co-inventor of INSB 200, sustained release non-opiate pain killer for post operative pain set to enter phase I FDA clinical trials in 2022. He is the patent holder in safe needle technology and the founder of Acies Medical. He served on the Board of Directors for the Society for Brain Mapping and Therapeutics, a NASA Spinout, and part of President Obama's BRAIN Initiative.

Doug Goldstein, DPT
Medical Advisor

Doug earned his Doctorate in Physical Therapy from The University of Colorado School of Medicine – Physical Therapy Program. His primary focus is in orthopedics where he is both board certified and fellowship trained. His specialization is performance enhancement and advises athletes from the NFL, NBA, USA Men's/Women's Soccer, MLS, MLB, UFC, USA Track and Field. He most recently founded Launchpad Fitness which utilizes AI computer vision to provide youth athletes performance training.

TERMS

Eva Medtec

Overview

PRICE PER SHARE
$1.49

VALUATION
$11.03M

DEADLINE
Mar 21, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$299.49

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.91

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
6,711

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
828,859

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	:	**Eva Medtec, Inc.**
Corporate Address	:	**6300 W. Old Shakopee Road, Ste 140, Bloomington, MN 55438**
Offering Minimum	:	**$9,999.39**
Offering Maximum	:	**$1,234,999.91**
Minimum Investment Amount (per investor)	:	**$299.49**

Terms

Offering Type	:	**Equity**
Security Name	:	**Common Stock**
Minimum Number of Shares Offered	:	**6,711**
Maximum Number of Shares Offered	:	**828,859**
Price per Share	:	**$1.49**

Pre-Money Valuation : $11,026,421.67

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based:

Friends & Family Bonus

Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

$700

Invest $700 and receive 2% bonus shares.

$1,500+ | Tier 1

Invest $1,500 and receive 4% bonus shares.

$5,000+ | Tier 2

Invest $5,000 and receive 7% bonus shares + a Neuroglide + 30-minute call with CEO or Founder (expert in Lymphedema & MLD)

$10,000+ | Tier 3

Invest $10,000 and receive 15% bonus shares + a Neuroglide + 30-minute call with CEO or Founder (expert in Lymphedema & MLD)

$25,000+ | Tier 4

Invest $25,000 and receive 20% bonus shares + a Neuroglide + 30-minute call with CEO or Founder (expert in Lymphedema & MLD)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Eva Medtec, Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.20/share, you will receive 10 additional shares of Non-Voting Common Stock, meaning you'll own 110 shares for $320. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one’s self, a friend or relative. Inter company debt or back payments.

Show More Updates

PRESS

WSJ

https://www.wsj.com/articles/hailey-bieber-lymphatic-massage-rebecca-faria-11653493010

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California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Faster recovery, daily relaxation, and evidence-based pain relief from the comfort of your home.

It's here, it's affordable, it's Neuroglide.

Customer Testimonial:

Being a professional photographer, you essentially spend at least half of your day just on the computer editing.

So I'll lot of my time is spent just sitting down at a chair. You kind of develop some lower back issues as a result of that.

I immediately felt relaxed after the first time I used it, I noticed a lot of physical tension was gone. There was just this calmness that kind of washes over you.

Narrator:

The Neuroglide back neck pad from Eva Medtech is a new category of touch therapy device that inhibits the transmission of pain signals to the brain. Through the power of gentle touch, it restores the body's natural ability to heal and distress.

Customer Testimonial:

I didn't really know what to expect the first time I tried Neuroglide and I've tried hundreds, if not thousands of therapies. So I went into it open-minded but not expecting much. And I was surprised again that you could feel relaxed without feeling tired.

Anytime you feel those headaches coming on, anytime you feel that tension, you can lie on it for 15 minutes or 30 minutes and you will feel better.

Narrator:

Inventor and CEO Irene Waldrich first founded the successful MedTech company Tactile Medical.

She's responsible for the dramatic, life changing relief experienced by hundreds of customers suffering from Lymphedema who have responded with an outpouring of thank you letters and phone calls over the years.

Irene's dedication comes in part from her humble beginnings.

CEO Irene:

I grew up on a small 36 acre hobby farm with five brothers and two sisters, and I had the fen for myself. My brothers, they would take an engine out of a car and it didn't work, and they would hang it in a tree and they would fix it and they would put it back in the car and it worked.

Narrator:

Building her first prototypes in her garage and kitchen table, Irene overcame plenty of doubt, disbelief, and other obstacles to make at home pain relief therapy a reality.

CEO Irene:

Oh, tons of people said, don't do this Irene, somebody will steal your idea. You'll never make it. Oh yeah, I heard a lot of things like that, but I just ignored it because I had this fire in my belly that I wanted to do it and I don't know where it came from.

Narrator:

Irene's goal for Eva Medtech is for Neuroglide to be distributed across the world to help bring real relief to people suffering from chronic and acute stress and pain, whether that be of the neck or the back, from athletic injury, headaches, fibromyalgia and other pain conditions, even the daily wear and tear of work or home life.

Customer Testimonial:

I'm a mother and a grandmother, and today, in fact, two of my grandkids are coming over this afternoon and we're having a sleepover.

Having the kids here, it's a wonderful experience. I love having them, but I am tired at the end of the day, that would be a wonderful thing to be able to just turn on Neuroglide and have that for my relaxation and have that fix my aches and pains.

Customer Testimonial:

My name is Julia and I am a server. That's what I do for work. And so I am constantly on my feet. I am constantly running around for 8 hours, 9 hours a day. My back could tell that it was purposeful because when I get out of a massage chair, my back kind of hurts because of the way that it's kind of like just pounding. But even after like a minute in the Neuroglide, my back already felt more relaxed.

CEO Irene:

Stress is killing people these days. It's so horrible. And I really know that I have a technology that can really offer help when it comes to that.

Customer Testimonial:

It's a pleasure to introduce this product to patients because I know the product will help them and I know the team that's developed it has done good work in the past and will continue to do good work. And I'm excited to see what else to come up with to help people get better faster.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]